Exhibit 99.7

PRESS RELEASE

Canada: TotalEnergies accepts an offer from Suncor
for its oil sands assets

TotalEnergies will distribute to its shareholders
at least 40% of the cash-flow in 2023

Paris, April 27, 2023 – Following the announcement of its project to spin-off its Canadian assets, TotalEnergies received several unsolicited offers among which an offer from Suncor Energy Inc. for the acquisition of the entirety of the shares of TotalEnergies EP Canada Ltd; this offer materialized over the last month.

Per the signed agreement, Suncor would acquire the entirety of the shares of TotalEnergies EP Canada Ltd for a consideration including a C$5.5 billion cash payment at closing (about US$4.1 billion) and additional payments that could reach a maximum of C$600 million (about US$450 million) under specific conditions.

This amount is comparable to the C$5 to 6 billion valuation at initial listing of the spin-off company had the spin-off project concluded, as estimated by TotalEnergies’ financial advisors.

TotalEnergies’ Board of Directors has therefore considered this transaction, more straightforward in its execution than the planned spin-off, competitive enough to represent an alternative for the benefit of the Company and its shareholders and has decided to follow it up on the basis of the offer.

The transaction is subject to the waiver of TotalEnergies EP Canada Ltd’s partners pre-emption rights and customary closing conditions, notably the required approval from public authorities. TotalEnergies and Suncor target closing by end 3rd quarter 2023.

Taking into account the future proceeds of this divestment, the Board of Directors has decided to allocate at least 40% of the cash flow (CFFO) generated by TotalEnergies in 2023 to its shareholders (at the high end of the 35-40% guidance announced in 2022), either through share buybacks or a special dividend distribution. The Board of Directors will make this decision upon transaction closing, after dialog with shareholders.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies TotalEnergies TotalEnergies TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).